MANHATTAN MINERALS CORP.
NEWS RELEASE

September 20, 2004	Toronto Stock Exchange
Trading Symbol: MAN

MANHATTAN ANNOUNCES CHANGE OF OFFICERS

    Vancouver, British Columbia - Manhattan Minerals Corp. ("Manhattan") announces that Dr. Lawrence M. Glaser no longer holds the offices of Executive Chairman, Chairman and Interim Corporate Secretary. Dr. Glaser remains a member of the board of directors of Manhattan. To replace Dr. Glaser as Secretary, the board of directors appointed Ms. Cheryl Harpestad as Corporate Secretary of Manhattan.

    "On behalf of the board of directors, I would like to thank Dr. Glaser for his valuable contributions as an officer of Manhattan, and we look forward to his continued contributions as a director. Dr. Glaser has been a tremendous supporter of Manhattan and we hope that he will continue to be so in the future," said Dr. Peter Guest, Manhattan's President and Chief Executive Officer.

For further information please contact:

Peter Guest
President & CEO
Tel: (604) 669-3397
www.manhattan-min.com